CM


02003802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48500


SEC MAIL
RECEIVED
FEB 27 2002
143
WASH. D.C.
PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heim & Young Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1256 East Kingsley — Firm ID: 38993
(No. and Street)

Springfield, Missouri 65806
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Sanders 816 415-9294
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Lynn & Moots, P.C.
(Name — *if individual, state last, first, middle name*)

3828 South Avenue Springfield, Missouri 65807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean W. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heim & Young Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

SECRETARY / TREASURER
Title

Notary Public
Sandra M.Pack


SANDRA M. PACK
Greene County
My Commission Expires
May 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIM & YOUNG SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2001

TABLE OF CONTENTS



DAVIS, LYNN &
MOOTS, P.C.
Certified Public
Accountants

LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. GHAN, CPA

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343
www.dlmcpa.com
e-mail: cpa@dlmcpa.com

INDEPENDENT AUDITORS' REPORT

Heim & Young Securities, Inc.
Springfield, Missouri

We have audited the accompanying balance sheet of Heim & Young Securities, Inc. (an S Corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heim & Young Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Additional Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Lynn & Moots, P.C.

DAVIS, LYNN & MOOTS, P.C.
February 13, 2002

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2001

OPERATING INCOME		
Commissions	$	890,716
TOTAL OPERATING INCOME		890,716
OPERATING EXPENSES		
Commissions - stockholders		781,952
Commissions - others		108,764
TOTAL OPERATING EXPENSES		890,716
NET INCOME	$	-

See accompanying notes.

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Number of Shares	Common Stock	Contributed Capital	Total Stockholders' Equity
Balance, December 31, 2000	1,000	$ 1,000	$ 56,000	$ 57,000
Contributions	-	-	-	-
Net income	-	-	-	-
Balance, December 31, 2001	1,000	$ 1,000	$ 56,000	$ 57,000

See accompanying notes.

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		99,214
(Decrease) in commissions payable		(118,290)
	NET CASH (USED) BY OPERATING ACTIVITIES	(19,076)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of investments		19,000
	NET CASH PROVIDED BY INVESTING ACTIVITIES	19,000
	NET DECREASE IN CASH	(76)
CASH AND CASH EQUIVALENTS, Beginning of year		18,820
CASH AND CASH EQUIVALENTS, End of year		$ 18,744

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Heim & Young Securities, Inc. is presented to assist in understanding the Company's financial statements. The statements are representations of the Company's management, which is responsible for their integrity and objectivity.

Activity

Heim & Young Securities, Inc. was organized as a brokerage company on July 7, 1995. The Company acts as an agent in making contracts and selling stocks and other securities.

Basis of Accounting

The books and records of the Company are kept on the accrual basis of accounting for financial reporting purposes. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2001, there were no non-cash financing and investing activities and no amounts paid for interest or taxes. Unrealized holding gains and losses are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - COMMON STOCK

The Company's stock consists of 30,000 shares of $1 par value common stock, of which 1,000 shares were issued and outstanding at December 31, 2001.

NOTE C - CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents and investments at December 31, 2001 consisted of a checking account and a escrow deposit account. Cash equivalents and investments are stated in the financial statements at fair market value. Cost and approximate market value at December 31, 2001 are as follows:

	Cost	Market
The Bank	$ 18,744	$ 18,744
National Financial Services Corporation	40,000	40,000
National Association of Securities Dealers, Inc.	3,300	3,300
	$ 62,044	$ 62,044

NOTE D - COMMISSIONS RECEIVABLE AND PAYABLE

Commissions receivable consists of funds held at National Financial Services Corporation at December 31, 2001 in the amount of $89,738. A corresponding commissions liability has been established for these funds which are commissions due the various agents in the amount of $94,782. The difference between the commissions receivable and commissions payable is due to funds which have been collected and held in NFSC escrow accounts pending settlement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $53,131, which was $46,813 in excess of its required net capital of $6,318.

NOTE F - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at December 31, 2001.

ADDITIONAL INFORMATION



DAVIS, LYNN & MOOTS, P.C.
Certified Public Accountants

LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. GHAN, CPA

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343
www.dllmcpa.com
e-mail: cpa@dllmcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Heim & Young Securities, Inc.
Springfield, Missouri

In planning and performing our audit of the basic financial statements of Heim & Young Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Heim & Young Securities, Inc.
Springfield, Missouri

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the basic financial statements of Heim & Young Securities, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated February 13, 2002.

Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregularities could exist and not be promptly detected. This weakness is a common weakness found in smaller organizations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Lynn & Moots, P.C.

DAVIS, LYNN & MOOTS, P.C.
February 13, 2002

HEIM & YOUNG SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

NET CAPITAL			
Total stockholders' equity		$	57,000
Deduct stockholders' equity not allowed for net capital			-
Total stockholders' equity qualified for net capital			57,000
Additions			-
Deductions			(3,494)
Net capital before haircuts or securities positions			53,506
Haircuts on securities			(375)
	NET CAPITAL	$	53,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required		$	6,318
Net capital available			53,131
Excess net capital		$	46,813
Excess net capital at 1000% (Net capital less 10% of debt)		$	43,652
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness		$	94,782
Percent of aggregate indebtedness to net capital			178%

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

HEIM & YOUNG SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2001

Heim & Young Securities is exempt under SEC Rule 15c3-3. All customer transactions are cleared through Firm Number 8-26740, product Code ALL.